FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Tuesday, 24 October 2006

National Australia Bank Full Year Reporting Template

National Australia Bank today released its reporting template extract for the 2006 financial year profit announcement.

The template is provided to allow analysts to update financial models to take into account the impact of businesses disposed during 2006.

To facilitate comparison on a like for like basis, prior period cash earnings have been reduced to reflect operations that have been sold. These include Custom Fleet and the MLC life insurance operations in Hong Kong and Indonesia.

The template also includes refinements to the March 2006 disclosure of fair value movements for financial instruments. This is associated with the introduction of the Australian equivalents of International Financial Reporting Standards and does not change the reported profit.

National Australia Bank will announce its 2006 financial results on Friday 3 November.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

National Australia Bank Limited
ABN 12 004 044 937

500 Bourke Street
Melbourne VIC 3000
Australia

Telephone: 613-8641-3500

Summary of Changes

The attached templates incorporate the following changes to the disclosures made at the 31 March 2006 half:

•	Prior period comparatives have been amended to exclude the impact of the businesses disposed during the year;

•	Prior period comparatives have been updated to reflect the impact of a minor business re-organisation of the Australian Treasury business moving from Group Funding into the Australia Region;

•

Reclassification within “Gains less losses on financial instruments” has been made to reclassify the fair value movements on derivatives designated under the Fair Value Option out of “Trading income” and into “Other fair value movements”.

•	The definition of “Cash Earnings” has been updated to reflect how it will be determined for the 30 September 2006 half year.

Divisional Performance Summary

DIVISIONAL PERFORMANCE SUMMARY

			Fav /			Fav /
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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Cash earnings (1)
Australian Banking		990			1,836
Wealth Management Australia		174			403
Asia Banking & Wealth Management		29			29
Australia Region		1,193			2,268
UK Region		257			536
New Zealand Region		167			317
nabCapital		286			577
Other (incl. Group Funding & Corporate Centre)		64			(241)
Cash earnings before significant items and distributions		1,967			3,457
Distributions		(127)			(204)
Cash earnings before significant items		1,840			3,253
Cash earnings before significant items—disposed operations		(52)			(93)
Cash earnings before significant items—ongoing operations		1,788			3,160
Reconciliation to net profit
Cash earnings before significant items		1,840			3,253
Adjusted for:
Significant items after tax		270			678
Cash earnings after significant items		2,110			3,931
Adjusted for:
Net profit attributable to minority interest		259			610
Distributions		127			204
Treasury shares after tax		(104)			(143)
IoRE discount rate variation		—			—
Impairment of goodwill		(5)			—
Revaluation gains / (losses) on exchangeablecapital units after tax		(134)			—
Net profit/(loss) on sale of controlled entities		—			—
Revaluation gains/(losses) on economic hedge of the proceeds on sale of controlled entities		—			—
Net profit		2,253			4,602
Net profit attributable to minority interest		(259)			(610)
Net profit attributable to members of the Company		1,994			3,992
Distributions		(127)			(204)
Earnings attributable to ordinary shareholders		1,867			3,788

(1)	Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ for a complete discussion of cash earnings.

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit
Less:
Minority interests
Minority interests — Life businesses
Distributions
Revaluation gains/losses on exchangeable capital units
Treasury shares
Net profit/loss on sale of controlled entities
Revaluation gains/losses on economic hedge of the proceeds on sale of controlled entities
IoRE discount rate variation
Add:
Impairment of goodwill
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•

Minority interests — reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•	Minority interests Life Businesses — reflects the allocation of profit to controlled unit trusts of life companies

•

Distributions — this reflects payments to holders of National Income Securities, Trust Preferred Securities, and Trust Preferred Securities II, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•

Revaluation gains/losses on exchangeable capital units — the Group’s exposure to foreign exchange risk is eliminated through the existence of certain conversion features that convert the ExCaps to equity at pre-determined exchange rates

•	Treasury shares — relates to the movement in treasury share assets (direct investments in National Australia Bank Limited) caused by the movement in the share price

•	Net profit/loss on sale of controlled entities — relates to profits or losses on the sale of controlled entities.

•

Revaluation gains/losses on economic hedge of the proceeds on sale of controlled entities — represents the fair value movement on derivatives taken out to protect against foreign exchange rate movements and relates directly to the profit/loss on sale of controlled entities.

•

IoRE discount rate variation — relates to the movement in Investment Earnings on Shareholders’ Retained Profits (IoRE) attributable to the variation between applying the short term and long term discount rates when calculating the IoRE. This adjustment has been made for the 30 September 2006 half only. It had an insignificant impact on the March 2006 half.

•

Impairment of goodwill — relates to the impairment expense recognised on the application of an annual impairment test. Financial statement users generally do not regard impairment of goodwill as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items and Net profit before significant items

Under Australian accounting standards AASB101 “Presentation of Financial Statements” additional line items shall be presented when such presentation is relevant to an understanding of the entity’s performance. Such items have been identified as “significant revenue or expenses” and are included on the face of the Income Statement when this is necessary to explain the elements of financial performance. Factors to consider in their identification include materiality and the nature and function of the components of income and expenses.

DIVISIONAL CASH EARNINGS

	Australia Region			UK	NZ	nabCapital	Other(1)	Elimina-	Total	Disposed	Total
Year ended	Banking	WM	Asia	Region	Region			tions	Group	Operations	Ongoing
30 September 2005	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	3,807	5	25	1,794	739	502	72	—	6,944	(94)	6,850
Net life insurance income excluding IoRE (2)	—	1,498	19	—	9	—	—	—	1,526	(19)	1,507
Investment earnings on shareholders retained profits & capital (IoRE)	—	124	18	—	4	—	—	—	146	(18)	128
Other operating income	2,636	658	14	1,249	522	927	117	(233)	5,890	(814)	5,076
Net operating income	6,443	2,285	76	3,043	1,274	1,429	189	(233)	14,506	(945)	13,561
Operating expenses (3)	(3,543)	(657)	(39)	(2,033)	(768)	(742)	(446)	233	(7,995)	799	(7,196)
Underlying profit	2,900	1,628	37	1,010	506	687	(257)	—	6,511	(146)	6,365
Charge to provide for doubtful debts	(257)	—	—	(216)	(38)	(24)	1	—	(534)	9	(525)
Cash earnings before tax	2,643	1,628	37	794	468	663	(256)	—	5,977	(137)	5,840
Income tax expense	(807)	(624)	1	(258)	(151)	(86)	15	—	(1,910)	35	(1,875)
Cash earnings before significant items, distributions and Minority Interest	1,836	1,004	38	536	317	577	(241)	—	4,067	(102)	3,965
Net profit - Minority Interest	—	(601)	(9)	—	—	—	—	—	(610)	9	(601)
Cash earnings before significant items and distributions	1,836	403	29	536	317	577	(241)	—	3,457	(93)	3,364
Distributions									(204)	—	(204)
Cash earnings before significant items									3,253	(93)	3,160

(1)	Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses).

(3)	Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

	Australia Region			UK	NZ	nabCapital	Other(1)	Elimina-	Total	Disposed	Total
Half year ended	Banking	WM	Asia	Region	Region			tions	Group	Operations	Ongoing
31 March 2006	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,315	(6)	13	883	401	434	152	—	4,192	49	4,241
Net life insurance income excluding IoRE (2)	—	910	20	—	6	—	—	—	936	(20)	916
Investment earnings on shareholders retained profits & capital (IoRE)	—	42	13	—	2	—	—	—	57	(13)	44
Other operating income	1,082	310	11	590	232	294	70	(87)	2,502	(379)	2,123
Net operating income	3,397	1,256	57	1,473	641	728	222	(87)	7,687	(363)	7,324
Operating expenses (3)	(1,875)	(296)	(29)	(954)	(372)	(366)	(128)	87	(3,933)	299	(3,634)
Underlying profit	1,522	960	28	519	269	362	94	—	3,754	(64)	3,690
Charge to provide for doubtful debts	(115)	—	1	(152)	(22)	17	1	—	(270)	—	(270)
Cash earnings before tax	1,407	960	29	367	247	379	95	—	3,484	(64)	3,420
Income tax expense	(417)	(527)	—	(110)	(80)	(93)	(31)	—	(1,258)	12	(1,246)
Cash earnings before significant items, distributions and Minority Interest	990	433	29	257	167	286	64	—	2,226	(52)	2,174
Net profit - Minority Interest	—	(259)	—	—	—	—	—	—	(259)	—	(259)
Cash earnings before significant items and distributions	990	174	29	257	167	286	64	—	1,967	(52)	1,915
Distributions									(127)	—	(127)
Cash earnings before significant items									1,840	(52)	1,788

(1)	Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses).

(3)	Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

SUMMARY OF DISPOSED OPERATIONS

						UK Discretionary	Total
	Custom Fleet			MLC	Ireland	Investment	Disposed
Year ended	Australia	UK	NZ	Asia	Banking	Management	Operations
30 September 2005	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(55)	(14)	(25)	1	185	2	94
Net life insurance income excluding IoRE (1)	—	—	—	19	—	—	19
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	18	—	—	18
Other Operating Income	415	132	174	10	74	9	814
Net operating income	360	118	149	48	259	11	945
Operating expenses (2)	(325)	(113)	(140)	(15)	(198)	(8)	(799)
Underlying profit	35	5	9	33	61	3	146
Charge to provide for doubtful debts	—	(1)	(2)	—	(6)	—	(9)
Cash earnings before tax	35	4	7	33	55	3	137
Income tax expense	(14)	(1)	(1)	—	(18)	(1)	(35)
Cash earnings before significant items, distributions and Minority Interest	21	3	6	33	37	2	102
Net profit - Minority Interest	—	—	—	(9)	—	—	(9)
Cash earnings before significant items and distributions	21	3	6	24	37	2	93

						UK Discretionary	Total
	Custom Fleet			MLC	Ireland	Investment	Disposed
Half year ended	Australia	UK	NZ	Asia	Banking	Management	Operations
31 March 2006	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(29)	(7)	(14)	—	—	1	(49)
Net life insurance income excluding IoRE (1)	—	—	—	20	—	—	20
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	13	—	—	13
Other Operating Income	215	69	87	3	—	5	379
Net operating income	186	62	73	36	—	6	363
Operating expenses (2)	(163)	(56)	(68)	(7)	—	(5)	(299)
Underlying profit	23	6	5	29	—	1	64
Charge to provide for doubtful debts	—	—	—	—	—	—	—
Cash earnings before tax	23	6	5	29	—	1	64
Income tax expense	(7)	(1)	(2)	(1)	—	(1)	(12)
Cash earnings before significant items, distributions and Minority Interest	16	5	3	28	—	—	52
Net profit - Minority Interest	—	—	—	—	—	—	—
Cash earnings before significant items and distributions	16	5	3	28	—	—	52

(1)

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses).

(2)	Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Management Discussion & Analysis - Australia Region

Australia Region

Summary - ongoing operations

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Cash earnings before significant items	$m	$m	%	$m	$m	%
Australian Banking		974			1,815
Wealth Management Australia		174			403
Asia Banking		1			5
Australia Region		1,149			2,223

Australian Banking

Performance Summary - ongoing operations

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income		2,344			3,862
Other operating income		867			2,221
Total income		3,211			6,083
Operating expenses		(1,712)			(3,218)
Underlying profit		1,499			2,865
Charge to provide for doubtful debts		(115)			(257)
Cash earnings before tax		1,384			2,608
Income tax expense		(410)			(793)
Cash earnings before significant items		974			1,815

Key Performance Measures - ongoing operations

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Performance & profitability
Return on average assets (annualised)		1.00%			0.99%
Cost to income ratio		52.9%			52.5%
Cash earnings per average FTE (annualised) ($'000)		108			101
Net interest income
Net interest margin		2.42%			2.52%
Net interest margin (including acceptances) (1)		2.42%			2.38%
Net interest spread		2.36%			2.50%
Average balance sheet ($bn)
Gross loans and acceptances		194.5			174.6
Interest-earning assets		194.3			153.4
Interest-earning assets (including acceptances) (1)		194.3			181.0
Retail deposits		82.0			75.1

(1)	To assist with meaningful comparison between periods, the net interest margin and average interest earning assets data has been adjusted to include bill acceptances in September 2005.

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
Full-time equivalent employees (FTE)		18,132	17,598
Asset quality
Gross non-accrual loans ($m)		430	372
Gross loans and acceptances ($bn)		198.9	187.5
Gross non-accrual loans to gross loans and acceptances		0.22%	0.21%
Specific provision to gross impaired assets		25.0%	27.8%

Market share (%) (1)
Housing		14.08	14.19
Business (including Institutional Markets & Services)		18.71	18.49
Other personal		15.52	15.50
Retail deposits (Personal & Business)		14.22	13.76

(1)	Source: Reserve Bank of Australia (August 2006 data)

Wealth Management Australia

Performance Summary

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Investments		80			179
Insurance		65			123
Profit from operations (after tax)		145			302
Investment earnings on shareholders' retained profits and capital from life businesses (IoRE)		29			101
Cash earnings before significant items		174			403

Key Performance Measures

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
Full-time equivalent employees (FTEs) (No.)		3,995	3,842
Financial advisers (No.)
Bank channels		476	466
Aligned channels		821	827
Funds Under Management & Administration ($bn)		90.5	84.2
Annual InForce Premiums (Group & Retail) ($m)		663.2	633.4

Market share - Australia % as at	31 Dec 05	30 Jun 05
Total Master Funds (1)	16.2	16.4
Retail funds management (ex cash mgmt) (1)	12.8	12.7
Retail risk insurance (2)	15.0	15.0
New retail risk annual premiums (2)	12.0	12.1

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	Half Year to		Change on	Year to		Change on
Performance & profitability	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Cost to funds under management (bps)		42			45
Cost to premium income (%)		16			15

(1)	Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 30 June 2006

(2)	Source: DEXX&R Life Analysis Reports as at 30 June 2006. Retail risk insurance includes term, trauma and disability insurance.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes Custom Fleet and MLC)

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Cash earnings before significant items	$m	$m	%	$m	$m	%
Australian Banking		990			1,836
Wealth Management Australia		174			403
Asia Banking and Wealth Management		29			29
Australia Region		1,193			2,268

Australian Banking

Performance Summary

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income		2,315			3,807
Other operating income		1,082			2,636
Total income		3,397			6,443
Operating expenses		(1,875)			(3,543)
Underlying profit		1,522			2,900
Charge to provide for doubtful debts		(115)			(257)
Cash earnings before tax		1,407			2,643
Income tax expense		(417)			(807)
Cash earnings before significant items		990			1,836

Management Discussion & Analysis - UK Region

UK Region

Performance Summary - ongoing operations

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Australian dollars	$m	$m	%	$m	$m	%
Net interest income		889			1,621
Other operating income		516			1,034
Total income		1,405			2,655
Operating expenses		(893)			(1,714)
Underlying profit		512			941
Charge to provide for doubtful debts		(152)			(209)
Cash earnings before tax		360			732
Income tax expense		(108)			(238)
Cash earnings before significant items		252			494

Pounds sterling	£m	£m	%	£m	£m	%
Net interest income		377			671
Other operating income		219			427
Total income		596			1,098
Operating expenses		(379)			(709)
Underlying profit		217			389
Charge to provide for doubtful debts		(65)			(88)
Cash earnings before tax		152			301
Income tax expense		(46)			(98)
Cash earnings before significant items		106			203

Key Performance Measures - ongoing operations

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Performance & profitability
Return on average assets (annualised)		0.92%			1.02%
Cost to income ratio		62.7%			63.4%
Cash earnings per average FTE (annualised) (£'000)		23			21
Net interest income
Net interest margin		3.68%			3.83%
Net interest spread (1)		3.04%			3.42%
Average balance sheet (£bn)
Gross loans and acceptances		19.5			16.4
Interest-earning assets		20.6			17.5
Retail deposits		12.4			11.3

(1)

To reflect a change to the treatment of inter-company liabilities, the September 2005 full year net interest rate spread has been restated upwards by 15 basis points. There has been no impact to Group net interest spreads

	As at
	Sep 06	Mar 06	Sep 05
Full-time equivalent employees (FTE)		9,094	9,326
Asset quality
Gross non-accrual loans (£m)		57	48
Gross loans and acceptances (£bn)		21.1	18.5
Gross non-accrual loans to gross loans and acceptances		0.27%	0.25%
Specific provision to gross impaired assets		20.7%	78.1%
Financial advisers
Bank channels		114	115
Aligned channels		52	43
Financial advisers (no.)		166	158
Funds under management (£m)		1,184	1,028

Supplementary Performance Summary (includes ongoing and disposed operations - eg includes Custom Fleet and the Irish Banks)

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Australian dollars	$m	$m	%	$m	$m	%
Net interest income		883			1,794
Other operating income		590			1,249
Total income		1,473			3,043
Operating expenses		(954)			(2,033)
Underlying profit		519			1,010
Charge to provide for doubtful debts		(152)			(216)
Cash earnings before tax		367			794
Income tax expense		(110)			(258)
Cash earnings before significant items		257			536

Pounds sterling	£m	£m	%	£m	£m	%
Net interest income		374			741
Other operating income		250			517
Total income		624			1,258
Operating expenses		(405)			(841)
Underlying profit		219			417
Charge to provide for doubtful debts		(65)			(90)
Cash earnings before tax		154			327
Income tax expense		(46)			(107)
Cash earnings before significant items		108			220

Management Discussion & Analysis - New Zealand Region

New Zealand Region

Performance Summary - ongoing operations

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	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Australian dollars	$m	$m	%	$m	$m	%
Net interest income		415			764
Other operating income		162			378
Total income		577			1,142
Operating expenses		(313)			(645)
Underlying profit		264			497
Charge to provide for doubtful debts		(22)			(36)
Cash earnings before tax		242			461
Income tax expense		(78)			(150)
Cash earnings before significant items		164			311

New Zealand dollars	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income		453			829
Other operating income		178			410
Total income		631			1,239
Operating expenses		(341)			(699)
Underlying profit		290			540
Charge to provide for doubtful debts		(25)			(39)
Cash earnings before tax		265			501
Income tax expense		(86)			(163)
Cash earnings before significant items		179			338

Key Performance Measures - ongoing operations

			Fav /			Fav /
			(Unfav)			(Unfav)
			Change on			Change on
	Half Year to		Mar 06	Year to		Sep 05
	Sep 06	Mar 06%		Sep 06	Sep 05%
Performance & profitability
Return on average assets (annualised)		1.02%			1.07%
Cost to income ratio		54.0%			56.4%
Cash earnings per average FTE (annualised) (NZ$'000)		80			76
Net interest income
Net interest margin (1)		2.64%			2.67%
Net interest spread (1)		2.30%			2.31%
Average balance sheet (NZ$bn)
Gross loans and acceptances		33.7			30.4
Interest-earning assets		34.4			31.1
Retail deposits		18.8			17.8

(1)	Net interest margins and spreads have been restated for September 2005 to include only interest bearing assets and liabilities.

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
Full-time equivalent employees (FTE)		4,510	4,525
Asset quality
Gross non-accrual loans (NZ$m)		70	106
Gross loans and acceptances (NZ$bn)		34.6	32.4
Gross non-accrual loans to gross loans and acceptances		0.20%	0.33%
Specific provision to gross impaired assets		32.8%	31.2%

Market share (%) (1)
Housing		16.2	16.2
Agribusiness		17.9	17.9
Cards		30.6	30.5
Retail deposits (personal & business)		18.0	19.1

(1) Source: RBNZ

Supplementary Performance Summary (includes ongoing and disposed operations - eg includes Custom Fleet)

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Australian dollars	$m	$m	%	$m	$m	%
Net interest income		401			739
Other operating income		249			552
Total income		650			1,291
Operating expenses		(381)			(785)
Underlying profit		269			506
Charge to provide for doubtful debts		(22)			(38)
Cash earnings before tax		247			468
Income tax expense		(80)			(151)
Cash earnings before significant items		167			317

New Zealand dollars	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income		438			802
Other operating income		273			598
Total income		711			1,400
Operating expenses		(415)			(851)
Underlying profit		296			549
Charge to provide for doubtful debts		(25)			(41)
Cash earnings before tax		271			508
Income tax expense		(88)			(164)
Cash earnings before significant items		183			344

Management Discussion & Analysis - nabCapital

nabCapital

Performance Summary

			Fav / (Unfav)
	Year to		Change on
	Sep 06	Sep 05	Sep 05	Sep 05
				Ex FX (1)
	$m	$m	%	%
Net interest income		502
Other operating income		927
Total income		1,429
Operating expenses		(742)
Underlying profit		687
(Charge)/Write-back to provide for doubtful debts		(24)
Cash earnings before tax		663
Income tax expense		(86)
Cash earnings before significant items		577

			Fav / (Unfav)
	Half Year to		Change on
	Sep 06	Mar 06	Mar 06	Mar 06
				Ex FX (1)
	$m	$m	%	%
Net interest income		434
Other operating income		294
Total income		728
Operating expenses		(366)
Underlying profit		362
(Charge)/Write-back to provide for doubtful debts		17
Cash earnings before tax		379
Income tax expense		(93)
Cash earnings before significant items		286

(1) Change expressed at constant exchange rates.

Key Performance Measures

			Fav /			Fav /
			(Unfav)			(Unfav)
			Change on			Change on
	Half Year to		Mar 06	Year to		Sep 05
	Sep 06	Mar 06%		Sep 06	Sep 05%
Performance & profitability
Return on average Risk Weighted assets (annualised) (1)		0.89%			0.78%
Return on average assets (annualised)		0.37%			0.36%
Return on average external assets (annualised)		0.49%			0.46%
Cost to income ratio		50.3%			51.9%
Cash earnings per average FTE (annualised) ($'000)		301			292

Net interest income
Net interest margin (2)		0.64%			0.37%
Average balance sheet ($bn)					40.4
Core lending (3)		37.2			45.7
Gross loans and acceptances (4)		41.7			100.1
Interest-earning assets - external		97.1			36.5
Interest-earning assets - internal (5)		38.5			136.6
Interest-earning assets - total		135.6

					Fav / (Unfav)
		As at			Change on
		30 Sep 06	31 Mar 06	30 Sep 05	Mar 06	Sep 05
					%	%
Spot Balance sheet ($bn)
Interest earning assets - external			90.8	80.5
Interest earning assets - internal (5)			39.7	32.8
Interest earning assets - total			130.5	113.3

Risk weighted assets (1)			58.8	69.3

Full-time equivalent employees (FTE)			1,944	1,920
Asset quality
Gross non-accrual loans ($m)			331	434
Gross loans and acceptances ($bn)			41.1	41.8
Gross non-accrual loans to gross loans and acceptances			0.81%	1.04%
Specific provision to gross impaired assets			31.7%	29.4%

(1)	Risk weighted Assets are calculated on internal model rather than standard model to enable a more representative comparison between periods.

(2)	Impact to the March 2006 half margin arising under AIFRS was an increase of 19 basis points.

(3)	Core lending includes loans and advances at amortised cost and at fair value.

(4)	Gross loans and acceptances represents core lending and bill acceptances.

(5)	Internal interest-earning assets include short-term funding of the Group's operations.

Management Discussion & Analysis - Group Funding and Corporate Centre

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
Cash Earnings before significant items	$m	$m	%	$m	$m	%
Group Funding		86			2
Corporate Centre		(22)			(243)
Other		64			(241)

Financial Report - Note 3: Revenue

3. REVENUE

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Gains less losses on financial instruments at fair value
Trading income		227		639
Other financial instruments designated in hedge relationships		(31)		—
Other fair value movements		7		—
		203		639

Additional Information: Divisional Cash Earnings

DIVISIONAL CASH EARNINGS

	Australia Region			UK	NZ	nabCapital	Other(1)	Elimina—	Total	Disposed	Total
Half year ended	Banking	WM	Asia	Region	Region			tions	Group	Operations	Ongoing
30 September 2005	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,965	—	13	813	372	244	65	—	3,472	47	3,519
Net life insurance income excluding IoRE (2)	—	1,026	5	—	—	—	—	—	1,031	(5)	1,026
Investment earnings on shareholders retained profits & capital (IoRE)	—	72	8	—	3	—	—	—	83	(8)	75
Other operating income	1,360	330	10	631	260	423	81	(108)	2,987	(375)	2,612
Net operating income	3,325	1,428	36	1,444	635	667	146	(108)	7,573	(341)	7,232
Operating expenses (3)	(1,890)	(354)	(21)	(967)	(367)	(372)	(230)	108	(4,093)	308	(3,785)
Underlying profit	1,435	1,074	15	477	268	295	(84)	—	3,480	(33)	3,447
Charge to provide for doubtful debts	(127)	—	—	(126)	(26)	24	2	—	(253)	1	(252)
Cash earnings before tax	1,308	1,074	15	351	242	319	(82)	—	3,227	(32)	3,195
Income tax expense	(423)	(418)	2	(122)	(78)	(40)	18	—	(1,061)	7	(1,054)
Cash earnings before significant items, distributions and Minority Interest	885	656	17	229	164	279	(64)	—	2,166	(25)	2,141
Net profit - Minority Interest	—	(454)	(2)	—	—	—	—	—	(456)	2	(454)
Cash earnings before significant items and distributions	885	202	15	229	164	279	(64)	—	1,710	(23)	1,687
Distributions									(109)		(109)
Cash earnings before significant items									1,601	(23)	1,578

(1)	Other includes Group Funding, Corporate Centre and elimination entries within Total Australia.

(2)

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses).

(3)	Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Additional Information: Divisional Cash Earnings

	Australia Region			UK	NZ	nabCapital	Other(1)	Elimina-	Total	Disposed	Total
Half year ended	Banking	WM	Asia	Region	Region			tions	Group	Operations	Ongoing
31 March 2005	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,842	5	12	981	367	258	7	—	3,472	(141)	3,331
Net life insurance income excluding IoRE (2)	—	472	14	—	9	—	—	—	495	(14)	481
Investment earnings on shareholders retained profits & capital (IoRE)	—	52	10	—	1	—	—	—	63	(10)	53
Other operating income	1,276	328	4	618	262	504	36	(125)	2,903	(439)	2,464
Net operating income	3,118	857	40	1,599	639	762	43	(125)	6,933	(604)	6,329
Operating expenses (3)	(1,653)	(303)	(18)	(1,066)	(401)	(370)	(216)	125	(3,902)	491	(3,411)
Underlying profit	1,465	554	22	533	238	392	(173)	—	3,031	(113)	2,918
Charge to provide for doubtful debts	(130)	—	—	(90)	(12)	(48)	(1)	—	(281)	8	(273)
Cash earnings before tax	1,335	554	22	443	226	344	(174)	—	2,750	(105)	2,645
Income tax expense	(384)	(206)	(1)	(136)	(73)	(46)	(3)	—	(849)	28	(821)
Cash earnings before significant items, distributions and Minority Interest	951	348	21	307	153	298	(177)	—	1,901	(77)	1,824
Net profit - Minority Interest	—	(147)	(7)	—	—	—	—	—	(154)	7	(147)
Cash earnings before significant items and distributions	951	201	14	307	153	298	(177)	—	1,747	(70)	1,677
Distributions									(95)	—	(95)
Cash earnings before significant items									1,652	(70)	1,582

(1)	Other includes Group Funding, Corporate Centre and elimination entries within Total Australia.

(2)

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses).

(3)	Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Additional Information: Summary of Disposed Operations

SUMMARY OF DISPOSED OPERATIONS

						UK Discretionary	Total
	Custom Fleet				Ireland	Investment	Disposed
Half year ended	Australia	UK	NZ	MLC	Banking	Management	Operations
30 September 2005	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(28)	(7)	(13)	—	—	1	(47)
Net life insurance income excluding IoRE (1)	—	—	—	5	—	—	5
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	8	—	—	8
Other Operating Income	206	71	86	8	—	4	375
Net operating income	178	64	73	21	—	5	341
Operating expenses (2)	(169)	(61)	(72)	(5)	—	(1)	(308)
Underlying profit	9	3	1	16	—	4	33
Charge to provide for doubtful debts	1	(1)	(1)	—	—	—	(1)
Cash earnings before tax	10	2	—	16	—	4	32
Income tax expense	(6)	(1)	1	—	—	(1)	(7)
Cash earnings before significant items, distributions and Minority Interest	4	1	1	16	—	3	25
Net profit - Minority Interest	—	—	—	(2)	—	—	(2)
Cash earnings before significant items and distributions	4	1	1	14	—	3	23

						UK Discretionary	Total
	Custom Fleet				Ireland	Investment	Disposed
Half year ended	Australia	UK	NZ	MLC	Banking	Management	Operations
31 March 2005	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(27)	(7)	(12)	1	185	1	141
Net life insurance income excluding IoRE (1)	—	—	—	14	—	—	14
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	10	—	—	10
Other Operating Income	209	61	88	2	74	5	439
Net operating income	182	54	76	27	259	6	604
Operating expenses (2)	(156)	(52)	(68)	(10)	(198)	(7)	(491)
Underlying profit	26	2	8	17	61	(1)	113
Charge to provide for doubtful debts	(1)	—	(1)	—	(6)	—	(8)
Cash earnings before tax	25	2	7	17	55	(1)	105
Income tax expense	(8)	—	(2)	—	(18)	—	(28)
Cash earnings before significant items, distributions and Minority Interest	17	2	5	17	37	(1)	77
Net profit - Minority Interest	—	—	—	(7)	—	—	(7)
Cash earnings before significant items and distributions	17	2	5	10	37	(1)	70

(1)

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses).

(2)	Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

24 October 2006Financial Template DiscussionMichael Ullmer Finance Director and Group CFO NATIONAL AUSTRALIA BANK LTD ABN 12 004 044 937

Agenda Cash earnings Disposed operations Other matters

(Australia dollars, millions) Mar 06 Sep 05 Mar 05 As previously reported Ongoing operations Disposed operations Cash earnings is defined as accounting profit adjusted for items including: Significant items Treasury shares Impairment of goodwill Revaluation of Exchangeable Capital Units(1) IoRE discount rate variation(2) (1) From 1 October 2005 only (2) From 1 April 2006 only * Before significant items AIFRS Cash Earnings* 2005 Comparatives1,840 1,788 52 1,601 1,578 23 1,652 1,582 70

Adjustments for disposed entitiesTotal Assets Balance Sheet Custom Fleet(1) MLC – Asia (including IoRE) UK Disc. Investment Management Mar-06 HY $m Sep-05 HY $m 2428-61432410(1)Mar-05 HY $m Irish Banks --37Cash Earnings from disposed operations 5223703,250Capital Released – ACE 820Capital Released – Tier 1 870(1) Depreciation ceased for the four months to date of settlement

Asia GeographyAsia Geography consists of: Retail and Private Banking services in Hong Kong, Japan, and Singapore (prior to FY06, these activities were recorded in nabCapital) Banking and Insurance representative offices in Beijing, China and Mumbai, India. Until May 2006, Wealth Management businesses in Hong Kong and Indonesia nabCapital Asia operations Asia Geography results impacted by: March 06 being the first full half of 100% ownership of MLC Hong Kong, together with increased IORE from buoyant equity investment markets Sale of MLC Asia in May 2006. At this stage, there is no expectation of future earnings from wealth management operations in Asia Rebasing of nabCapital Asia Asia Geography - Review of Results-51015202530354045nabCapital Asia5 8 10 Banking4 1 1 Wealth Mgt IORE6 7 13 Wealth Mgt Operations4 7 15 Total Asia Geography19 23 39 Mar-05Sep-05Mar-06

AIFRS areas to highlightFramework Hedge accounting has been applied in most circumstances where an economic hedge relationship exists. Fair value option used where more appropriate than hedge accounting in reducing P&L volatility for economic hedges. Reporting in the profit announcement AIFRS introduces increased P&L volatility fromhedge ineffectiveness and fair value movements Will continue to report fair value movements/hedge effectiveness in cash earnings Enhanced disclosures clearly identify these items in the P&L 1. Hedging and Fair Value Option

AIFRS areas to highlight (cont’d)AIFRS had an impact on levels of reported capital. At 1 October 2004 deferred acquisition costs of $100 million relating to investments contracts not in Life Insurance entities were written off. At 1 October 2005 deferred acquisition costs of $384 million relating to investment contracts in Life Insurance entities were written off. Deferred acquisition costs relating to insurance contracts continue to be capitalised. Valuation of life insurance liabilities continues to be undertaken on an actuarial basis. From 1 October 2005 under AIFRS they are discounted based on the current prevailing interest rates at date of valuation. This was not previously the case. This has the potential to introduce increased income statement volatility to IoRE. (This was included in cash earning in Mar ’06, as it was a small amount. This will be excluded in Sep ’06 and for periods going forward) 2. Investment earnings on shareholders’ retained profits and capital within Wealth Management (IoRE)

Implications for IoRE “Asset” base on which we derive IoRE has been reduced by $484m of DAC relating to the investment business Have been actively managing the capital invested in the Wealth Management business Investment mix re-weighted towards lower risk / lower yield assets, and overall market returns are lower

$34.5b$39.6b$55.7bMarch 2005 March 2006 Certificates of Deposit Bonds, Notes and Subordinated Debt $22.7bDisciplined Approach to Funding> Reduced reliance upon short-term wholesale funding $116b$128bMarch 2005 March 2006 Retail Deposits (A$b) 10.3%> Improving retail deposit growth Australia 8% > Diversity of wholesale funding USA 35% Asia 7% Europe 25% UK 25%

Questions

Disclaimer This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 24th October, 2006. It is information in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •24 October 2006	Name: Brendan T Case
Title: Associate Company Secretary